UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: April 30, 2009
Washington, D.C. 20549	Estimated average burden
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FORM 12b-25
SEC FILE NUMBER
333-119234
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-KSB ☐ Form 20-F	☐ Form 11-K ☒ Form 10-QSB	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2007

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

The Flooring Zone, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

3441 Cypress Mill Road, Suite 103

Address of Principal Executive Office (Street and Number)

Brunswick, Georgia 31520

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-QSB could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mike Carroll	912	279-1642
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three and nine month periods ended September 30, 2007 revenues will have decreased approximately 53% and 54% compared to the same three and nine month periods ended September 30, 2006 as a result of the closing of the Company’s store in Yulee, Florida, with its corresponding decrease in total sales, and an overall slow down in sales in the area where our remaining store is located. The Company estimates that cost of good sold will have decreased approximately 55% and 61%, respectively during the three and nine month periods ended September 30, 2007 as compared to the same periods 2006. As with revenues, this decrease in cost of goods sold was partially the result of the closing of our Yulee store. The reduction in cost of goods sold can also be attributed to the Company selling less product and purchasing inventory at more competitive prices during 2007. As a result of the foregoing, combined with decreases in general and administrative expenses, the Company anticipates gross profit will be 49% and 33% lower and net loss will be 93% and 51% lower during the three and nine month periods ended September 30, 2007 compared to the comparable three and nine month periods ended September 30, 2006.

The Flooring Zone, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2007	By /s/ Mike Carroll
Mike Carroll, President